EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated November 22, 2006, relating to the consolidated financial statements and consolidated financial statement schedule of New Jersey Resources Corporation (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations), and relating to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of the Company for the year ended September 30, 2006.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

January 30, 2007

                                        12